

94908

RECEIVED
1985 FEB 19 AM 11:51
DIVISION OF CORPORATIONS
STATE OF UTAH

Approved by Division of Corporations and Commercial Code of the Utah State
Feb 1985
M.G.
25.00

ARTICLE OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

ALTA SYSTEMS, INC.

Pursuant to Section 16-10-57 of the Utah Business Corporation Act, the undersigned corporation hereby adopts the following amendment to its Articles of Incorporation.

FIRST: The name of the Corporation is Alta Systems, Inc.

SECOND: The following amendment to the Articles of Incorporation was duly adopted by the shareholders of the Corporation:

1. Article I of the Corporation's current Articles of Incorporation, is hereby amended by striking the entire Article I and inserting the following in lieu thereof:

ARTICLE I

The name of this Corporation shall be MicroCor, Inc.

THIRD: The foregoing amendment to the Articles of Incorporation was adopted unanimously by the vote of all 117,681 shares held by all of the shareholders of the Corporation by unanimous consent dated February 14, 1985 in accordance with Section 16-10-38 of the Utah Business Corporation Act.

FOURTH: No other class was entitled to vote on the amendment.

IN WITNESS WHEREOF, the foregoing Articles of Amendment to the Articles of Incorporation of Alta Systems, Inc. has been executed this 14th day of February, 1985.

ATTEST:	ALTA SYSTEMS, INC.
By [signature]	By [signature]
Steven Castleton	Allan Kaminsky
Vice President	President

STATE OF UTAH   )
                    :

COUNTY OF SALT LAKE)

     On February 14, 1985, before me, the undersigned, a notary public in and for said county and state, personally appeared Steven Castleton and Allan Kaminsky, who, being by me duly sworn, did state, each for himself that he, Allan Kaminsky, is the President and that he, Steven Castleton, is the Vice President, of Alta Systems, Inc., a Utah corporation, and that the foregoing Articles of Amendment to the Articles of Incorporaion of Alta Systems, Inc. was signed on behalf of such corporation by authority of a resolution of its Board of Directors and that the statements contained therein are true.

     WITNESS my hand and official seal.




Notary Public
Residing in _Salt Lake City_

My Commission Expires:

_11 - 87_

ARTICLES OF INCORPORATION

OF

ALTA SYSTEMS, INC.

We the undersigned, natural persons being more than twenty-one years of age, acting as incorporators of a corporation pursuant to the provisions of the Utah Business Corporation Act, do hereby adopt the following Articles of Incorporation for such corporation:

ARTICLE I

NAME

The name of the Corporation hereby created shall be:

ALTA SYSTEMS, INC.

ARTICLE II

DURATION

The Corporation shall continue in existence perpetually unless sooner dissolved according to law.

ARTICLE III

PURPOSES

The purpose or purposes for which the corporation is organized are:

1. To design, manufacture, assemble and market computer hardware and assembled systems;

2. To provide custom programming and/or programming systems; and

3.   To engage in any other business or enterprise and any other acts or activities for which corporations may be organized under the laws of the State of Utah and to exercise such other powers and engage in all transactions as permitted by the laws of the State of Utah.

ARTICLE IV

CAPITALIZATION

The aggregate number of shares which this Corporation shall have authority to issue is 5,000,000 shares of capital stock with a par value of $0.01 per share.   Each share shall have equal rights as to voting and in the event of dissolution or liquidation.

ARTICLE V

PAID IN CAPITAL

The Corporation shall not commence business until consideration of a value of at least $1,000 has been received by it as consideration for the issuance of its shares.

ARTICLE VI

PREEMPTIVE RIGHTS

Shareholders of the Corporation shall not have preemptive rights to purchase any shares of the Corporation hereafter issued.

ARTICLE VII

OFFICERS AND DIRECTORS CONTRACTS

No contract or other transaction between this Corporation and any other firm or corporation shall be affected by the fact that a director or officer of this Corporation has an interest in, or is a director or officer of such firm or other corporation. Any officer, or director, individually or with others, may be a party to, or may have an interest in, any transaction of this Corporation or any transaction in which this Corporation is a party or has an interest. Each person who is now or may become an officer or director of this Corporation is hereby relieved from liability that he might otherwise obtain in the event such officer or director contracts with this Corporation for the benefit of himself or any firm or other corporation in which he may have an interest, provided such officer or director acts in good faith.

ARTICLE VIII

DIRECTORS

The Corporation shall have not less than three (3) nor more than nine (9) directors as determined, from time to time, by the Board of Directors. The original Board of Directors shall be comprised of three (3) persons. The names and addresses of the persons who are to serve as directors until the first annual meeting of Shareholders and until their successors are elected and qualify are as follows:

Allan L. Kaminsky	3709 East Blue Jay Lane Salt Lake City, Utah 84121
Stephen Castleton	503 East Wasatch Midvale, Utah 84047
Christia Kaminsky	3709 East Blue Jay Lane Salt Lake City, Utah 84121





4

ARTICLE IX

REGISTERED OFFICE AND AGENT

The address of the initial registered office of the Corporation is:

620 Kearns Building
136 South Main Street
Salt Lake City, Utah 84101

and the name of its initial registered agent at such address is:

Scott K. Zimmerman, Esq.

ARTICLE X

INCORPORATORS

The name and addresses of the incorporators are:

Terrell W. Smith	620 Kearns Building 136 South Main Street Salt Lake City, Utah 84101
Sandy Janes	620 Kearns Building 136 South Main Street Salt Lake City, Utah 84101
Scott K. Zimmerman	620 Kearns Building 136 South Main Street Salt Lake City, Utah 84101

DATED this 12th day of October, 1981.

Terrell W. Smith
Terrell W. Smith

Sandy Janes
Sandy Janes

Scott K. Zimmerman



STATE OF UTAH)
:ss.
COUNTY OF SALT LAKE)

Subscribed and sworn to before me this 12 day of October, 1981.

Vicki M. Stevens
NOTARY PUBLIC
Residing in Salt Lake County, Utah

NOTARY PUBLIC
VICKI M. STEVENS
STATE OF UTAH

My commission expires:
2-20-84